Exhibit 99.4

FORM OF

LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

MONEYONMOBILE, INC.

Subscription Rights to Purchase Common Stock Offered Pursuant to Subscription Rights Distributed to

Stockholders of MoneyOnMobile, Inc.

, 2018

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by MoneyOnMobile, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering (the “Rights Offering”) by the Company to subscribe for and purchase the Company common stock, par value $0.001 (the “Common Stock”), pursuant to non-transferable subscription rights (“Subscription Rights”) distributed, to all holders of record on May 11, 2018 (the “Record Date”) The Subscription Rights and Common Stock are described in the prospectus dated [      ], 2018 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to $10 million in Common Stock on the terms and subject to the conditions described in the Prospectus. Each subscription right will entitle the holder to purchase one share of Common Stock, which we refer to as the basic subscription right, at a subscription price per share equal to (“Subscription Price”). In the event that holders exercise Subscription Rights for in excess of $10 million (not including the Over-Subscription Privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

The Subscription Rights may be exercised at any time during the subscription period, which commences on May 15, 2018 and ends at 5:00 PM Eastern Time, on June 4, 2018, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive on the Record Date one Subscription Rights for each share of Common Stock owned and for each share of Common Stock into which Preferred Stock owned are convertible, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one share of Common Stock at the Subscription Price (the “Basic Subscription Right”). The Basic Subscription Right is subject to pro-ration based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient shares of Common Stock are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for shares of Common Stock exceed the remaining shares of Common Stock available, the remaining shares of Common Stock will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock and Preferred Stock owned on the Record Date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of share of Common Stock than the holder subscribed for, then such holder will be allocated only the number of shares of Common Stock for which the holder oversubscribed, and the remaining shares of Common Stock will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares of Common Stock have been allocated.

The Company will not issue fractional shares. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

The Company is asking persons who hold shares of the Company’s Common Stock beneficially, and who have received the Subscription Rights distributable with respect to the shares of Common Stock through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise Subscription Rights on behalf of beneficial owners, you will be required to certify to the Subscription Agent and the Company, in connection with such exercise, as to the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Right, whether the Basic Subscription Rights of each beneficial owner of Subscription Rights on whose behalf you are acting has been exercised in full, and the number of shares of Common Stock being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Subscription Rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock registered in your name or the name of your nominee to obtain instruction with respect to the Subscription Rights.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions as to Use of Subscription Rights Certificates

4.	Form of Letter to Stockholders Who are Beneficial Holders

5.	Form of Beneficial Owner Election Form

6.	Form of Nominee Holder Certification

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Subscription Rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment of the Subscription Price prior to the Expiration Date.

A holder cannot revoke the exercise of a Subscription Right. Subscription Rights not exercised at or prior to 5:00 PM Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (212) 929-5500, (800) 322-2885 (TOLL FREE) OR VIA EMAIL AT RIGHTSOFFER@MACKENZIEPARTNERS.COM.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER-MANAGER, THE SUBSCRIPTION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE COMMON STOCK ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.